Exhibit 24.1

POWER OF ATTORNEY

The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Salvatore J. Badalamenti
                                                Salvatore J. Badalamenti

POWER OF ATTORNEY

The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/ George R. Bravante, Jr.
                                George R. Bravante, Jr.

POWER OF ATTORNEY

       The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Janet M. Clarke
                                         Janet M. Clarke.

POWER OF ATTORNEY

        The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Kim A. Fadel
                                            Kim A. Fadel

POWER OF ATTORNEY

The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/ Judith R. Haberkorn
                                          Judith R. Haberkorn

POWER OF ATTORNEY

The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Bonnie S. Reitz
                                                 Bonnie S. Reitz

POWER OF ATTORNEY

       The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Richard F. Wallman
                                                Richard F. Wallman

POWER OF ATTORNEY

       The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/James B. Ream
                                       James B. Ream

POWER OF ATTORNEY

       The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Frederick S. Cromer
                                                    Frederick S. Cromer

POWER OF ATTORNEY

The undersigned officer and/or director of ExpressJet Holdings, Inc. does hereby constitute and appoint Frederick S. Cromer and Scott R. Peterson, or either of them, as the undersigned's true and lawful attorneys in fact and agents to do any and all acts and things in the undersigned's name and behalf in the undersigned's capacities as officer and/or director, and to execute any and all instruments for the undersigned and in the undersigned's name in the capacities indicated below which such person or persons may deem necessary or advisable to enable ExpressJet Holdings, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-8 ("Registration Statement") relating to the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan, including specifically, but not limited to, power and authority to sign for the undersigned the Registration Statement and any and all amendments (including post-effective amendments) thereto, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

May 23, 2007   By: /s/Phung Ngo-Burns
                                                    Phung Ngo-Burns